Filed pursuant to Rule 424(b)(3)

Registration No. 333-109928

DATED July 20, 2005

PROSPECTUS

7,961 Shares

Common Stock

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This prospectus covers 7,961 shares of our common stock that may be offered and sold from time to time by the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. We will bear the costs relating to the registration of the shares of common stock, which we estimate will be approximately $28,000.

The selling stockholders may offer their shares through public or private transactions on or off the Nasdaq National Market at prevailing market prices or at privately negotiated prices. The selling stockholders may make sales directly to purchasers or through brokers, agents, dealers or underwriters or through a combination of these methods. The selling stockholders will bear all commissions and other compensation paid to brokers in connection with the sale of their shares.

Our common stock is traded on the Nasdaq National Market under the symbol CMTL. On July 18, 2005, the closing sale price of our common stock was $33.70 per share.

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Investing in our common stock involves risks.

See “Risk Factors” beginning on page 3.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is July 20, 2005

TABLE OF CONTENTS

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You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.

Unless the context otherwise indicates, the terms “Comtech,” “we” and “our company” mean Comtech Telecommunications Corp. and Comtech’s subsidiaries. All share and per share information of the common stock, par value $0.10 per share, of Comtech Telecommunications Corp. has been adjusted to reflect the 3-for-2 stock split that occurred on April 4, 2005.

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THE COMPANY

We design, develop, produce and market innovative products, systems and services for advanced communications solutions. We offer niche product lines where we believe we have technological, engineering, systems design or other expertise that differentiate our product offerings. We believe we are leaders in the market segments that we serve.

We conduct our business through three complementary business segments: telecommunications transmission, mobile data communications and RF microwave amplifiers:

Our telecommunications transmission segment, which is our largest business segment, provides sophisticated equipment and systems for satellite, over-the-horizon microwave and wireless line-of-sight telecommunications systems. Our telecommunications transmission products are used in a wide variety of commercial and defense applications including the transmission of voice, video and data over the Internet (such as voice over Internet Protocol and broadband video), long distance telephone, broadcast, cable and highly secure defense applications.

Our mobile data communications segment provides satellite-based mobile tracking and messaging services and mobile satellite transceivers primarily for defense applications, including logistics, support and battlefield command and control. We believe our system, which is currently being used by U.S. forces in Iraq, is the leading satellite-based mobile data communication system employed by both the U.S. Army warfighter and logistics commands that operate in the L-band frequency range and which provide near real-time messaging and location tracking of mobile assets. Our system and mobile transceivers can be used on a variety of vehicles, including trucks, jeeps, tanks and helicopters and allow communication globally.

Our RF microwave amplifier segment designs, develops, manufactures and markets solid-state high power, broadband RF microwave amplifiers. Our amplifiers reproduce signals with greater power, current or voltage amplitude and are extremely complex and critical to the performance of the systems into which they are incorporated. We sell our amplifiers to domestic and foreign commercial and government users. We believe we are one of the largest independent companies designing, developing, manufacturing and marketing solid-state high power, broadband amplifiers in the microwave and RF spectrums.

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Our principal executive offices are located at 105 Baylis Road, Melville, New York 11747. The headquarters’ telephone number is (631) 777-8900. Our website can be accessed at www.comtechtel.com. This internet address is provided for information purposes only and the information contained in our website does not constitute part of this prospectus. We are incorporated in the state of Delaware.

THE OFFERING

Common stock offered by the selling stockholders.	7,961 shares

Offering Price	All or part of the shares offered hereby may be sold from time to time by the selling stockholders.

Risk Factors	For a discussion of certain risks you should consider before investing in the shares, see “Risk Factors” beginning on page 3.

Nasdaq National Market symbol	CMTL

                We have filed a registration statement with the Securities and Exchange Commission (the “SEC”), of which this prospectus forms a part, to permit the public resale of our common stock subject to this prospectus from time to time under Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Subject to the restrictions described in this prospectus, the selling stockholders may offer our common stock being offered under this prospectus for resale from time to time. In addition, subject to the restrictions described in this prospectus, the selling stockholders may sell, transfer or otherwise dispose of all or a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

RISK FACTORS

You should carefully consider the risks described below before deciding to invest in our common stock. These risks could have a material and adverse impact on our business, results of operations and financial condition. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

Due to many factors, including the amount of business represented by large contracts, new orders, net sales and our operating results are difficult to forecast and may be volatile.

We have experienced, and will experience in the future, significant fluctuations in new orders, net sales and operating results, including our net income and earnings per share, from quarter to quarter. One reason for this is that a significant portion of our business – primarily the over-the-horizon microwave systems of our telecommunications transmission business segment, a portion of our RF microwave amplifier business segment and the majority of our mobile data communications segment – is derived from a limited number of relatively large customer contracts, the timing of which cannot be predicted. While we generally recognize revenue on contracts when the products are shipped, revenue is recognized on the percentage-of-completion method when the performance of a contract will extend beyond a 12 month period. Our new orders, net sales and operating results, including our net income and earnings per share, also may vary significantly from period-to-period because of the following factors: product mix sold; fluctuating market demand; price competition; new product introductions by our competitors; fluctuations in foreign currency exchange rates; unexpected changes in delivery of components or subsystems; political instability; regulatory developments; and general economic conditions. Accordingly, you should not rely on period-to-period comparisons as indications of our future performance because these comparisons may not be meaningful.

Our business, results of operations, liquidity and financial position depend on our ability to maintain our level of government business.

In recent years, we have increased our dependence on U.S. government business. Our sales to the U.S. government (including sales to prime contractors to the U.S. government) accounted for approximately 40.1%, 44.2% and 33.8% of our total net sales for the fiscal years ended July 31, 2004, 2003 and 2002, respectively. Approximately 56.1% of our backlog at July 31, 2004 consisted of orders from the U.S. government. We expect such business to represent a significant portion of our revenues for the foreseeable future. U.S. government business exposes us to various risks, including:

•	unexpected contract or project terminations or suspensions;

•	unpredictable order placements, reductions or cancellations;

•	reductions in government funds available for our projects due to government policy changes, budget cuts and other spending priorities;

•	penalties arising from post-award contract audits;

•	cost audits in which the value of our contracts may be reduced;

•	higher-than-expected final costs, particularly relating to software and hardware development, for work performed under contracts where we commit to specified deliveries for a fixed price; and

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unpredictable cash collections of unbilled receivables that may be subject to acceptance of contract deliverables by the customer and contract close-out procedures, including government approval of final indirect rates.

All of our U.S. government contracts can be terminated by the U.S. government for its convenience. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S. government contracts are conditioned upon the continuing approval by Congress of the necessary spending. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the beginning of a major program, the contract may not be fully funded, and additional monies are normally committed to the contract only if, as and when appropriations are made by Congress for future fiscal years.

The U.S. government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees.

We obtain U.S. government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sufficient net sales to result in profitability.

All of our businesses are subject to rapid technological change; we must keep pace with changes to compete successfully.

We are engaged in businesses characterized by rapid technological change, evolving industry standards, frequent new product announcements and enhancements, and changing customer demands. The introduction of products and services embodying new technologies and the emergence of new industry standards could render our products and services obsolete or non-competitive. The technology used in our products and services evolves rapidly, and our business position depends, in large part, on the continuous refinement of our scientific and engineering expertise and the development, either through internal research and development or acquisitions, of new or enhanced products and technologies. We may not have the economic or technological resources to be successful in such efforts and we may not be able to identify and respond to technological improvements made by our competitors in a timely or cost-effective fashion. A significant technological breakthrough by others, including smaller competitors or new firms, could have a material adverse impact on our business, results of operations and financial condition.

Our dependence on international sales may adversely affect us.

Sales for use by international customers (including sales to prime contractors’ international customers) represented approximately 45.4%, 39.7% and 41.2% of our total net sales for the fiscal years ended July 31, 2004, 2003 and 2002, respectively. Approximately 29.4% of our backlog at July 31, 2004 consisted of orders for use by foreign customers. Direct and indirect sales to a North African country during the fiscal year ended July 31, 2004 were 14.1% of total net sales. We expect that international sales will continue to be a substantial portion of our total sales.

These sales expose us to certain risks, including barriers to trade, fluctuations in foreign currency exchange rates (which may make our products less price competitive), political and economic instability, exposure to public health epidemics (such as Severe Acute Respiratory Syndrome (“SARS”)), availability of suitable export financing, tariff regulations, and other U.S. and foreign regulations that may apply to the export of our products and the generally greater difficulties of doing business abroad. We attempt to reduce the risk of doing business in foreign countries by seeking subcontracts with large systems suppliers, contracts denominated in U.S. dollars, advance or milestone payments and irrevocable letters of credit in our favor. However, we may not be able to reduce the economic risk of doing business in foreign countries, in all instances. In such cases billed and unbilled receivables relating to international sales are subject to increased collectibility risk and may result in significant write-offs, which could have a material adverse impact on our business, results of operations and financial condition.

Foreign defense contracts generally contain provisions relating to termination at the convenience of the government. In addition, certain of our products and systems may require licenses from U.S. government agencies for export from the United States, and some of our products are not permitted to be exported. We cannot be sure of our ability to gain any licenses that may be required to export our products, and failure to receive required licenses could materially reduce our ability to sell our products outside the United States.

Reductions in telecommunications equipment and systems spending may negatively affect our revenues, profitability and the recoverability of our assets, including intangible assets.

From the second half of fiscal 2001 through fiscal 2003, our revenues from commercial customers were negatively affected by the uncertain economic environment both in the overall market, and more specifically in the telecommunications and aviation sectors. If the economy continues to slow, some of our customers may further reduce their budgets for spending on telecommunications equipment and systems. As a consequence, our current customers and other prospective customers may postpone, reduce or even forego the purchase of our products and systems, which could adversely affect our revenues, profitability and the recoverability of our assets, including intangible assets, particularly in our telecommunications transmission and RF microwave amplifier segments, which are exposed to the telecommunications and aviation sectors.

Our mobile data communications business is subject to risk.

Although fiscal 2004 sales and earnings increased significantly over prior years, our mobile data communications business has a relatively limited operating history compared to our other business segments. It is subject to all of the risks inherent in the operation of a new business enterprise. In addition to the other risk factors described in this section, the risk factors applicable to our mobile data communications services business include the following:

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Although the U.S. Army contract for the logistics command’s Movement Tracking System (“MTS”) obligates us to provide satellite services and hardware, including mobile satellite transceivers and computers, through 2007, as and when ordered by the U.S. Army and at the fixed prices and other terms set forth in this contract, the U.S. Army is not obligated to purchase any terminals or services under this contract and may terminate this contract. Sales under the U.S. Army contract could be subject to unpredictable funding and deployment decisions. Through July 31, 2004, we have received orders aggregating $112.5 million under the MTS contract, $7.2 million of which relates to battlefield command and control applications.

•	Certain components that we need have purchasing lead-time of four months or longer, and the U.S. Army contract requires us to provide mobile terminals within 90 days after we receive an order.
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Our success in commercial markets will depend on, among other things, our ability to access the best distribution channels, the development or licensing of applications which create value for the customer and our ability to attract and retain qualified personnel. Delays in delivering terminals could also adversely affect our ability to obtain and retain commercial customers.

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In general, as we seek to grow our mobile data communications business, we anticipate that we will need to maintain a substantial inventory in order to provide terminals to our customers on a timely basis. If forecasted orders are not received, we might be left with large inventories of slow moving or unusable parts or terminals. This could result in an adverse effect on our business, results of operations and financial position.

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We lease the satellite capacity necessary to operate our system from third party satellite networks. We currently have a long-term lease that expires on June 30, 2005 with a satellite network operator, Mobile Satellite Ventures, for satellite coverage in North America, Central America and the northern rim of South America. We have leases with other vendors for satellite coverage in other parts of the world as required by the U.S. Army contract. We cannot assure you that we will be able to obtain sufficient satellite capacity or geographical coverage from any vendor to operate our mobile data communications services system on acceptable terms or on a timely basis.

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There are several existing competitors in the mobile data communications market that have established systems with sizable customer bases and much greater financial resources than us. The largest of these competitors is Qualcomm, Inc. Existing competitors, including terrestrial service providers, are also aggressively pricing their products and services and may continue to do so in the future. Competitors continue to offer new value added products and services, which we may be unable to match on a timely or cost effective basis. Increased competition may impact margins throughout the industry. We anticipate that new competitors will enter the mobile data communications market in the future. This could impact our entry into the commercial market in a significant way.

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All satellite communications are subject to the risk that a satellite or ground station failure or a natural disaster may interrupt service. In addition, during fiscal 2005, we expect to complete our new state-of-the-art network operations center located in our new Germantown, Maryland facility. The existing network operations center will be relocated to our Tempe, Arizona facility and will be used to provide back-up capability. We may not be able to successfully complete this move and relocation. Interruptions in service could have a material adverse impact on our business, results of operations and financial condition. At present, one of our satellite providers is operating without a full in-orbit back-up capability in the event of a failure of one of its two satellites in operation. Should we be obliged to restore service on another system in the event of a satellite failure, our costs would increase and could have an adverse effect on our business, results of operation and financial position.

Our backlog is subject to customer cancellation or modification.

We currently have a backlog of orders, mostly under contracts that the customer may modify or terminate. We cannot assure you that our backlog will result in net sales.

Our dependence on component availability, subcontractor availability and performance and key suppliers may adversely affect us.

We do not generally maintain a substantial inventory of components and subsystems. We obtain certain components and subsystems from a single source or a limited number of sources, but believe that most components and subsystems are available from alternative suppliers and subcontractors. A significant interruption in the delivery of such items, however, could have a material adverse impact on our business, results of operations and financial condition.

Our fixed price contracts subject us to risk.

Almost all of our products and services are sold under fixed price contracts. This means that we bear the risk of unanticipated technological, manufacturing, supply or other problems, price increases or increases in the cost of performance.

Adverse regulatory changes could impair our ability to sell products.

Our products are incorporated into wireless communications systems that must comply with various government regulations, including those of the Federal Communications Commission (“FCC”). Regulatory changes, including changes in the allocation and availability of frequency spectrum, and in the military standards and specifications that define the current satellite networking environment, could materially harm our business by (1) restricting development efforts by us and our customers, (2) making our current products less attractive or obsolete, or (3) increasing the opportunity for additional competition.

Changes in, or our failure to comply with, applicable regulations could materially harm our business. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards and reassign bandwidth for these products and services. The reduced number of available frequencies for other products and services and the time delays inherent in the government approval process of new products and services have caused and may continue to cause our customers to cancel, postpone or reschedule their installation of communications systems including their satellite, over-the-horizon microwave, or terrestrial line-of-sight microwave communication systems. This, in turn, could have a material adverse effect on our sales of products to our customers.

We face risks from the uncertainty of prevailing economic and political conditions.

Current global political and economic conditions are uncertain. As a result, it is difficult to estimate the level of expansion, if any, for the global or U.S. economies generally or the markets in which we participate. Because our budgeting and forecasting process relies on estimates of growth in the markets we serve, the current economic environment renders estimates of future income and expenses even more difficult than usual to formulate. The future direction of the domestic and global economies and political environment could have a material adverse impact on our business, results of operations and financial condition.

Acquisitions and strategic investments may divert our resources and management attention; results may fall short of expectations.

We intend to continue pursuing selected acquisitions of and investments in businesses, technologies and product lines as a key component of our growth strategy. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses or in process research and development charges related to intangible assets. Acquisitions involve numerous risks, including:

•	difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

•	diversion of management’s attention from other business concerns;

•	increased expenses associated with the acquisition; and

•	potential loss of key employees or customers of any acquired business.

We cannot assure you that our acquisitions will be successful and will not adversely affect our business, results of operations or financial condition.

The loss of key technical or management personnel could adversely affect our business.

Our success depends on the continued contributions of key technical management personnel, including the key corporate and operating unit management at each of our subsidiaries. Many of our key personnel, particularly the key engineers of our subsidiaries, would be difficult to replace, and are not subject to employment or noncompetition agreements. Our growth and future success will depend in large part upon our ability to attract and retain highly qualified engineering, sales and marketing personnel. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. Although we believe that we have been successful to date in recruiting and keeping key personnel, we may not be successful in attracting and retaining the personnel we will need to continue to grow and operate profitably. Also, the management skills that have been appropriate for us in the past may not continue to be appropriate if we continue to grow and diversify.

Our markets are highly competitive.

The markets for our products are highly competitive. We cannot assure you that we will be able to successfully compete or that our competitors will not develop new technologies and products that are more commercially effective than our own. We expect the Department of Defense’s increased use of commercial off-the-shelf products and components in military equipment will encourage new competitors to enter the market. Also, although the implementation of advanced telecommunications services is in its early stages in many developing countries, we believe competition may intensify as businesses and foreign governments realize the market potential of telecommunications services. Many of our competitors have financial, technical, marketing, sales and distribution resources greater than ours.

Protection of our intellectual property is limited; we are subject to the risk of third party claims of infringement.

Our businesses rely in large part upon our proprietary scientific and engineering “know-how” and production techniques. Historically, patents have not been an important part of our protection of our intellectual property rights. We rely upon the laws of unfair competition, restrictions in licensing agreements and confidentiality agreements to protect our intellectual property. We limit access to and distribution of our proprietary information. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel to market our existing products and to develop new products. The departure of any of our key management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse impact on our business, results of operations and financial condition.

Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

We believe that we own or have licensed all intellectual property rights necessary for the operation of our businesses as currently contemplated. If the technology we use is found to infringe on protected technology, we could be required to change our business practices, license the protected technology, and/or pay damages or other compensation to the infringed party. If we are unable to license protected technology used in our business or if we were required to change our business practices, we could be prohibited from making and selling our products or providing certain telecommunications services.

Our operations are subject to environmental laws and regulations and we may be subject to environmental liabilities.

We engage in manufacturing and are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products, particularly in the fabrication of fiberglass antennas by our Comtech Antenna Systems, Inc. subsidiary. The failure to comply with current or future environmental requirements could result in the imposition of substantial fines, suspension of production, alteration of our manufacturing processes or cessation of operations that could have a material adverse impact on our business, results of operations and financial condition.

In addition, the handling, treatment or disposal of hazardous substances by us or our predecessors may have resulted or could in the future result in contamination requiring investigation or remediation or leading to other liabilities, any of which could have a material adverse impact on our business, results of operations and financial condition.

Recently enacted and proposed changes in securities laws and regulations are increasing our costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. The Act also requires the Securities and Exchange Commission to promulgate new rules on a variety of subjects. In addition, the Nasdaq National Market has revised its requirements for companies, such as us, that are listed on the Nasdaq National Market. These developments are increasing our legal and financial compliance costs. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Terrorist attacks and threats, and government responses thereto, and threats of war elsewhere may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in the United States and against United States’ interests overseas, the U.S. government’s response thereto, and threats of war may negatively affect our business, financial condition and results of operations. Any escalation in these events or similar or future events may disrupt our operations or those of our customers and may affect the availability of materials needed to manufacture our products or the means to transport those materials to manufacturing facilities and finished products to customers. In addition, these events have had and could continue to have an adverse impact on the U.S. and world economy in general.

Provisions in our corporate documents, stockholder rights plan, and Delaware law could delay or prevent a change in control of Comtech.

We have taken a number of actions that could have the effect of discouraging, delaying or preventing a merger or acquisition involving Comtech that our stockholders may consider favorable. For example, we have a classified board and the employment contract of our chief executive officer provides for a substantial payment in the event of a change of control of Comtech. We also adopted a stockholder rights plan that could cause substantial dilution to a stockholder, and substantially increase the cost paid by a stockholder, who attempts to acquire us on terms not approved by our board of directors. This could prevent us from being acquired. In addition, our certificate of incorporation grants the board of directors the authority to fix the rights, preferences and privileges of and issue up to 2,000,000 shares of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, such an issuance of any class or series of our preferred stock could have rights which would adversely affect the voting power of the common stock or which could delay, defer, or prevent a change in control of Comtech. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this statute provides that except in certain limited circumstances a corporation shall not engage in any “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the Delaware General Corporation Law, an “interested stockholder” is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This provision could have the effect of delaying or preventing a change in control of Comtech.

Our debt service obligations may adversely affect our cash flow.

The higher level of indebtedness resulting from the issuance of our 2.0% convertible senior notes increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt.

The level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;
•	make it difficult for us to obtain any necessary financing in the future for working capital, acquisitions, capital expenditures, debt service requirements or other purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
•	make us more vulnerable in the event of a downturn in our business.

Our stock price is volatile.

The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future as well. Factors that may have a significant impact on the market price of our stock include:

•	future announcements concerning us or our competitors;
•	receipt or non-receipt of substantial orders for products and services;
•	results of technological innovations;
•	new commercial products;

•	changes in recommendations of securities analysts;
•	government regulations;
•	proprietary rights or product or patent litigation;
•	changes in economic conditions generally, particularly in the telecommunications sector;
•	changes in market conditions generally, particularly in the market for small cap stocks; and
•	limited public float.

Shortfalls in our sales or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

We have never declared or paid cash dividends.

We have never declared or paid a cash dividend and do not intend to declare any cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” including statements concerning the future of our industry, product development, business strategy, continued acceptance of our products, market growth, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

All of the 7,961 shares offered hereby were acquired from us by the selling stockholders upon their exercise of warrants for the purchase of our shares of common stock. The warrants that were exercised were issued in connection with our acquisition of Mobile Datacom Corporation in September, 1998, and were issued with an exercise price of $4.38 per share. Under the warrants, we agreed to file a registration statement registering the resale of shares of our common stock by the selling stockholders and to keep such registration statement effective for such period of time needed to complete the offer and sale of the common stock being offered under this prospectus.

The initial holders, or their pledgees, donees, distributees, transferees or other successors-in-interest (including, for example, partners in a partnership receiving a distribution of the shares), who are collectively referred to in this prospectus as the selling stockholders, may from time to time offer and sell any and all of the shares of common stock offered under this prospectus. This prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

A registration statement, of which this prospectus is a part, was filed with the SEC on October 23, 2003. Based on a misunderstanding as to the effectiveness of that registration statement, on November 19, 2003 we incorrectly filed with the SEC a prospectus with respect to the registration statement and incorrectly notified the selling stockholders and other holders of shares issued under similar warrants that the registration statement had become effective. We believe that certain of the stockholders who were notified sold 79,623 shares of our stock in reliance on such prospectus. Since the sale of such shares did not comply with Section 5 of the Securities Act, the purchasers of such shares were entitled, under the Securities Act, within the first year after such purchase, to rescission or damages (if such seller resold the shares) from the selling stockholder. We believe that 65,709 of such 79,623 shares were sold more than one year ago and that the statute of limitations would bar any claim for rescission or damages in respect of such sales. With respect to the balance of 13,914 shares, we believe we have a contingent liability for any potential claim for rescission or damages by the purchaser(s) of such shares. In consultation with our counsel (which consultation included consideration of, among other things, the approximate amount paid by the purchasers of such shares, the trend in the market price of the Company’s common stock since the sales occurred, and the time remaining under the statute of limitations with respect to such sales), we believe that a claim for rescission or damages with respect to such 13,914 shares is unlikely, and that, even if a claim is asserted, it would not have a material effect on our financial condition or results of operations.

The following table sets forth, for each selling stockholder, the amount of Comtech common stock owned, the number of shares of common stock offered hereby and the number of shares of common stock to be held and the percentage of outstanding common stock to be owned after completion of this offering (assuming the sale of all shares offered under this prospectus). In addition, the table indicates any position, office or other relationship material to Comtech or any of its affiliates which any selling stockholder has held within the past three years. All share information reported below has been adjusted to reflect the 3-for-2 stock split that occurred on April 4, 2005.

Name	Number of Shares Owned	Number of Shares Offered Hereby	Number of Shares Owned After Offering	Percent of Ownership After Offering	Position, Office or Other Material Relationship
SG Partners LP	4,137	4,137	—	*	—
Brent Taylor	19,930	1,930	18,000	*	Former Subsidiary Officer
Steve Line	1,176	1,176	—	*	—
Dan Veeneman	718	718	—	*	Subsidiary Officer

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* Less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our shares of common stock and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Richard L. Goldberg, a director of Comtech, is also a partner in Proskauer Rose LLP.

EXPERTS

The consolidated financial statements and schedule of Comtech Telecommunications Corp. and subsidiaries as of July 31, 2004 and 2003, and for each of the years in the three-year period ended July 31, 2004, have been incorporated by reference in Comtech’s Annual Report on Form 10-K for the year ended July 31, 2004 in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports available free of charge through our corporate website (at www.comtechtel.com) as soon as reasonably practical after we file any such report with the SEC. The information posted on our corporate website is not incorporated into this prospectus. You can also inspect and copy these reports, proxy statements and other information at the public reference room of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

You should rely only upon the information provided in this prospectus or incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, including any information incorporated herein by reference, is accurate as of any other date other than that set forth on the front cover of this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus certain information that we have filed and will file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

•	Annual Report on Form 10-K for the fiscal year ended July 31, 2004, filed on September 22, 2004;
•

Quarterly Reports on Form 10-Q for the period ended October 31, 2004, filed on December 7, 2004, for the period ended January 31, 2005, filed on March 9, 2005, for the period ended April 30, 2005, filed on June 8, 2005;

•	Current Reports on Form 8-K filed on September 22, 2004, December 7, 2004, January 19, 2005, February 2, 2005, March 9, 2005, April 6, 2005, April 7, 2005 and June 8, 2005;
•	Definitive Proxy Statement filed on November 1, 2004;
•

Form 8-A relating to the registration of our common stock pursuant to Section 12(g) of the Exchange Act , filed on November 22, 1974, as amended by our Current Report on Form 8-K dated December 11, 2000;

•

Form 8-A relating to the registration of our preferred stock pursuant to Section 12(g) of the Exchange Act, filed on December 22, 1998, as amended by our Form 8-A/A amending registration of our preferred stock pursuant to Section 12(g) of the Exchange Act, filed on December 23, 1998; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Comtech Telecommunications Corp.

105 Baylis Road

Melville, New York 11747

Telephone: (631) 777-8900

Attention: Ms. Gail Segui

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be supplemented, modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this prospectus supplements, modifies or supersedes such statement. Any such statement so modified or superseded will be deemed not, except as so modified or superseded, to constitute a part of this prospectus.

7,961

Common Stock

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PROSPECTUS

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July 20, 2005